SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer AVIVA PLC	2.
State whether the notification relates to
 (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3.	Name of person discharging managerial responsibilities/director ROBERT WILLIAM STEIN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person CHRISTINE M DENHAM

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 AS IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS AT $16.616

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them ROBERT W STEIN REVOCABLE LIVING TRUST & CHRISTINE M. DENHAM REVOCABLE LIVING TRUST	8.	State the nature of the transaction ACQUISITION

9.	Number of shares, debentures or financial instruments relating to shares acquired 2000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction $16.616	14.	Date and place of transaction 8 MAY 2015, NEW YORK

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 17,000 ORDINARY 25P SHARES 2000 AMERICAN DEPOSITARY RECEIPTS AT $16.616 EACH (% HOLDING NEGLIGIBLE)	16.	Date issuer informed of transaction 8 MAY 2015
Name of authorised official of issuer responsible for making notification ELIZABETH NICHOLLS, HEAD OF SHAREHOLDER SERVICES Date of notification: 11 MAY 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 May, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary